SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

Multi-Manager Portfolio, LLC

(Name of Issuer)

Multi-Manager Portfolio, LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Maria Elena Lagomasino c/o GenSpring Family Offices, LLC 3801 PGA Boulevard, Suite 555 Palm Beach Gardens, Florida 33410	With a copy to: Kenneth Gerstein, Esq. Schulte Roth & Zabel, LLP 919 Third Avenue New York, NY 10022 (212) 756-2533

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(February 21, 2012)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of the Multi-Manager Portfolio, LLC (the “Portfolio”) relating to an offer to purchase (the “Offer”) up to $41,000,000 of limited liability company interests (“Interests”) in the Portfolio or portions thereof pursuant to tenders by members of the Portfolio at their estimated net asset value as of December 31, 2011 and originally filed with the Securities and Exchange Commission on September 21, 2011, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 12:00 midnight, Eastern time, on October 19, 2011 (the “Repurchase Request Deadline”). Pursuant to the Offer, $50,778,864.75 of Interests were tendered and accepted by the Portfolio.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2012

Multi-Manager Portfolio, LLC

By:	/s/ Maria Elena Lagomasino
Name:	Maria Elena Lagomasino
Title:	President and Chief Executive Officer